UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

K2 Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

482732104

(CUSIP Number)

Jarden Corporation

555 Theodore Fremd Avenue

Rye, New York 10580

Attention: Martin E. Franklin

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert L. Lawrence, Esq.

Kane Kessler PC

1350 Avenue of the Americas

New York, New York 10019

(212) 541-6222

April 24, 2007

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 482732104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jarden Corporation 35-1828377
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,106,600
8 SHARED VOTING POWER

2,347,009
9 SOLE DISPOSITIVE POWER

2,106,600
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,453,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

This statement (the “Statement”) relates to shares of the common stock, $1.00 par value per share (“Issuer Common Stock”), of K2 Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5818 El Camino Real, Carlsbad, California 92008.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is filed by Jarden Corporation, a Delaware corporation (the “Reporting Person”). The Reporting Person is a provider of niche consumer products used in and around the home. The business address of the Reporting Person is 555 Theodore Fremd Avenue, Rye, New York 10580. The following sets forth the name, business address, present principal occupation of each director and executive officer of the Reporting Person. Unless otherwise indicated below, the business address of each person listed below is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580.

Name and Business Address of Director/Officer	Principal Occupation and Name of Employer
Martin E. Franklin	Chairman and Chief Executive Officer of the Reporting Person

Ian G. H. Ashken	Vice Chairman and Chief Financial Officer of the Reporting Person

Rene-Pierre Azria	Global Partner and Managing Director of Rothschild, Inc.

Michael S. Gross	Chairman, Chief Executive Officer and Managing Member of Solair Capital, LLC

Douglas W. Huemme	Retired (former Chairman and Chief Executive Officer of Lilly Industries, Inc.)

Charles R. Kaye	Co-President of Warsburg Pincus, LLC

Richard L. Molen	Retired (former Chairman, President and Chief Executive Officer of Huffy Corporation)

Irwin Simon	Chairman, President and Chief Executive Officer of The Hain-Celestial Group, Inc.

Name and Business Address of Director/Officer	Principal Occupation and Name of Employer
Robert L. Wood	President and Chief Executive Officer of Chemtura Corp.

John E. Capps	Senior Vice President – General Counsel and Secretary of the Reporting Person

James E. Lillie	President and Chief Operating Officer of the Reporting Person

Richard T. Sansone	Senior Vice President and Chief Accounting Officer of the Reporting Person

J. David Tolbert	Senior Vice President – Human Resources and Corporate Risk of the Reporting Person

(d) and (e). During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Of the 4,453,609 shares of Issuer Common Stock reported in this Statement as beneficially owned by the Reporting Person, 2,106,600 shares of Issuer Common Stock owned directly (the “Owned Shares”) by the Reporting Person and over which the Reporting Person has sole voting and dispositive power were acquired with funds of approximately $31,055,807 (including brokerage commissions). All such funds were provided from the working capital of the Reporting Person. With respect to the 2,347,009 shares of Issuer Common Stock reported in this Statement over which the Reporting Person has shared voting power, as described in Item 4, such shares have not been purchased by the Reporting Person. As an inducement for the Reporting Person to enter into the Merger Agreement described in Item 4 and in consideration thereof, executive officers and directors of the Issuer identified in Schedule A hereto entered into a Voting Agreement dated as of April 24, 2007 with the Reporting Person (the “Voting Agreement”), with respect to 2,347,009 shares of Issuer Common Stock beneficially owned by the executive officers and directors of the Issuer (including 1,792,250 shares of Issuer Common Stock issuable to such executive officers and directors upon exercise of outstanding options which are exercisable within 60 days of the date hereof) (collectively, the “Voting Agreement Shares”).

The Reporting Person has not paid and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated herein by referenced in response to this Item 3.

Item 4. Purpose of the Transaction

On April 24, 2007, the Reporting Person, K2 Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer, entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of the Company.

At the effective time of the Merger, each share of Issuer Common Stock issued and outstanding immediately prior to the effective time (other than shares held by the Reporting Person, the Issuer or Merger Sub and/or any of their respective subsidiaries, which will be canceled, and Dissenting Shares, as defined in the Merger Agreement) will be automatically converted into the right to receive $10.85 in cash (“Cash Consideration”) and 0.1086 of a share of the Reporting Person’s common stock (subject to adjustment as provided in the Merger Agreement, “Share Consideration” and, collectively with the Cash Consideration, the “Merger Consideration”). No fractional shares of the Reporting Person’s common stock will be issued in connection with the Merger, and holders of Issuer Common Stock will be entitled to receive cash in lieu thereof.

Prior to the effective time of the Merger, all options to purchase Issuer Common Stock granted pursuant to an Issuer equity incentive plan (“Issuer Options”) will become fully vested and exercisable. At the effective time of the Merger, (i) each in-the-money Issuer Option will be automatically converted into the right to receive the Merger Consideration payable in respect of the number of shares of Issuer Common Stock underlying such Issuer Option, less the exercise price of such Issuer Option, (ii) each out-of-the-money Issuer Option not exercised will be cancelled and (iii) each share of restricted Issuer Common Stock and each restricted stock unit relating to Issuer Common Stock will become vested and will be automatically converted into a right to receive the Merger Consideration.

In connection with the Merger, the Issuer’s executive officers and directors entered into the Voting Agreement with the Reporting Person pursuant to which, as more fully described in the following paragraph, they agreed to vote the Voting Agreement Shares at any meeting of the Issuer’s stockholders to approve the Merger and the adoption of the Merger Agreement. As of the execution of the Merger Agreement, the Issuer’s executive officers and directors beneficially owned an aggregate of 2,347,009 shares of Issuer Common Stock (including 1,792,250 shares of Issuer Common Stock issuable to such executive officers and directors upon exercise of outstanding options which are exercisable within 60 days of the date hereof), collectively representing approximately 4.6% of the issued and outstanding shares of Issuer Common Stock. These 2,347,009 Voting Agreement Shares, together with the 2,106,600 Owned Shares held directly by the Reporting Person, collectively represent approximately 8.7% of the issued and outstanding shares of Issuer Common Stock (based on 49,414,461 shares of Issuer Common Stock outstanding as of February 28, 2007, as reported in the Issuer’s Annual Report on Form 10-K, filed on March 16, 2007, plus 1,792,250 shares of Issuer Common Stock issuable to the executive officers and directors who are parties to the Voting Agreement upon exercise of outstanding options which are exercisable within 60 days of the date hereof).

By executing the Voting Agreement, each Issuer Stockholder has agreed to vote all of the shares of Issuer Common Stock beneficially owned by such Issuer Stockholder (a) in favor of the approval and adoption of Merger Agreement and the consummation of the transactions contemplated thereby; (b) against (A) any acquisition proposal other than the Merger, (B) any proposal for action or agreement that would result in a breach or violation of any representation, warranty, covenant, agreement or obligation of the Issuer under the Merger Agreement or which is reasonably likely to result in any of the conditions under the Merger Agreement to the consummation of the Merger not being satisfied, (C) any change in the directors of the Issuer, or (D) any action that could reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (iii) in favor of any matter necessary for consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, each executive officer and director irrevocably and unconditionally appointed the Reporting Person, or any nominee of the Reporting Person, with full power of substitution and resubstitution, as its true and lawful attorney-in-fact and proxy, for and in such person’s name, place and stead to vote each of such person’s shares of Issuer Common Stock as such person’s proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Issuer, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Issuer that Delaware law may permit or require. Subject to certain limited exceptions, the executive officers and directors are prohibited from transferring any of the shares of Issuer Common Stock at any time prior to the expiration of the Voting Agreement.

The Voting Agreement will expire upon the earlier to occur of (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (b) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement and (c) the mutual agreement of the parties.

References to and descriptions of the Merger Agreement and Voting Agreement in this Item 4 are qualified in their entirety by the complete texts of the Merger Agreement and the Voting Agreement, which are filed as Exhibits to the Section 13D and which are incorporated by reference in this Item 4 as if set forth fully herein.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As a result of our owning directly the Owned Shares and, as a result of entering in the Voting Agreement, possibly being deemed to beneficially own the Voting Agreement Shares, the Reporting Person may be deemed to beneficially own 4,453,609 shares of Issuer Common Stock in the aggregate, or 8.7% of the outstanding shares of Issuer Common Stock. The percentage reported is based upon 49,414,461 shares of Issuer Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, plus 1,792,250 shares of Issuer Common Stock issuable to the executive officers and directors who are parties to the Voting Agreement upon exercise of outstanding options which are exercisable within 60 days of the date hereof. The Reporting Person may be deemed to share the power to vote the Voting Agreement Shares reported hereby as a result of the Voting Agreement. The Reporting Person does not currently have the sole or shared power to dispose or direct the disposition of such Voting Agreement Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Person, and the inclusion of information herein and therein, shall not be considered or construed as an admission that such person, for the purpose of Section 13(d) of the Exchange Act or otherwise, is the beneficial owner of any shares of Issuer Common Stock in which such person does not have a pecuniary interest.

In addition to entering into the Voting Agreement on April 27, 2007, during the past 60 days the Reporting Person has acquired all 2,106,600 Owned Shares of Issuer Common Stock that the Reporting Person owns directly.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the Reporting Person’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the person named in Item 2 above or listed in Schedule A hereto, and between any such persons and nay other person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Voting Agreement, dated April 24, 2007, between Jarden Corporation and the executive officers and directors of K2 Inc. named on Schedule I thereto. (Incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on April 27, 2007.)

2.	Agreement and Plan of Merger, dated April 24, 2007, by and among Jarden Corporation, K2 Merger Sub, Inc., and K2 Inc. (Incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on April 27, 2007.)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2007

Jarden Corporation

By:	/s/ Ian G.H. Ashken
Name: Ian G.H. Ashken
Title: Chief Financial Officer

Schedule A

K2 INC. OFFICERS AND DIRECTORS SUBJECT TO VOTING AGREEMENT

Name and Address of Officers and Directors	No. of Shares Beneficially Owned
Brian Anderson 5818 El Camino Real Carlsbad, CA 92008	37,156

Christopher C. Ames 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	0

Monte H. Baier 5818 El Camino Real Carlsbad, CA 92008	89,668

Wilford D. Godbold, Jr. 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	59,000

Richard J. Heckmann 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	837,966

Robin E. Hernreich 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	112,150

Thomas Hillebrandt 5818 El Camino Real Carlsbad, CA 92008	39,051

Lou Holtz 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	52,000

Dudley Mendenhall 5818 El Camino Real Carlsbad, CA 92008	91,668

J. Wayne Merck 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	378,283

Ann Meyers 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	24,500

Alfred E. Osborne, Jr. 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	98,500

Dan Quayle 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	53,000

John Rangel 5818 El Camino Real Carlsbad, CA 92008	360,438

Edward F. Ryan 5818 El Camino Real Carlsbad, CA 92008 c/o Corporate Secretary	69,273

David Satoda 5818 El Camino Real Carlsbad, CA 92008	44,356